325 N. LaSalle Street Suite 550 Chicago, IL 60654	Telephone 312.645.0700 Facsimile: 312.645.0570 info@simsmm.com www.simsmm.com

April 27, 2012

VIA EDGAR

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sims Metal Management Limited

Form 20-F for the fiscal year ended June 30, 2011

Filed October 14, 2011

Form 6-K

Filed January 18, 2012

Form 6-K

Filed February 17, 2012

File No. 001-33983

Dear Ms. Thompson:

Sims Metal Management Limited (the “Company”) acknowledges the receipt of your letter dated April 17, 2012, setting forth the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced filings. For your convenience, the Company has indicated the text of the Staff’s comments below in bold followed by its responses. Please note that in the Company’s responses, all references to “$” are to the Australian dollar which is the Company’s presentation currency and, all page references are to the Company’s Form 20-F referenced above.

Form 20-F for the Fiscal Year Ended June 30, 2011

Operating and Financial Review and Prospects, page 31

Results of Operations, page 33

1.	Where you describe changes in revenues in future filings, please clearly quantify the extent to which such changes are attributable to changes in prices, changes in the volume or amount of products or services being sold, and/or acquisitions. Please also ensure that you clearly quantify how movements in exchange rates impacted all line items discussed in your results of operations or clearly indicate those line items for which exchange rates had an immaterial impact.

The Company does quantify the changes in revenue as a result of changes in prices and volumes. This information is presented on Page 38 under the caption “Sales by Product Group”. When preparing the results of operations, the Company does give consideration to acquisitions if the impact is material.

Acquisitions in the fiscal years presented in the Form 20-F were immaterial. New products and services are not generally applicable to the Company’s business.

With regard to the impact of movements in exchange rates, for the line items discussed in the results of operations, the Company has disclosed the impact of exchange rates. Specifically, the Company discusses how the line item would have been impacted absent the effect of exchange rate fluctuations. As suggested by the Staff, in future filings, the Company will attempt to expand on and clarify further the impact of exchange rates on its results of operations.

Financial Statements for the Fiscal Year Ended June 30, 2011, page F-1

Consolidated Income Statements, page F-2

2.	We note that you present a line item representing your share of pre-tax profit of investments accounted for using the equity method. Please clarify why you present this line item on a pre-tax, as opposed to post-tax, basis. In doing so, explain how you determined, as noted on page F-71, that it was appropriate to present income taxes on your “pass-through” jointly controlled entities within income taxes as opposed to within this equity method line item.

The Company believes its presentation is in accordance with Paragraph 82(c) of International Accounting Standard (“IAS”) 1 which requires the presentation of the “share of profit or loss of associates and joint ventures accounted for using the equity method”. Paragraph 82(c) does not explicitly state whether the presentation should be on a pre-tax or post-tax basis.

The Company’s decision to present this line item on a pre-tax basis in the consolidated income statements was based on the significance of the Company’s investment in SA Recycling LLC (“SAR”) which is a “pass-through” jointly controlled entity. As shown in Note 29(a) on page F-71, the Company’s investment in SAR of $259.9 million represented approximately 84% of the Company’s total investment in associates and jointly controlled entities as of June 30, 2011. The Company believes it is more beneficial for readers if income from associates and jointly controlled entities is presented on a pre-tax basis consistent with the structure of SAR with the post-tax information shown separately in Note 29(c) on page F-71.

The Company will continue to evaluate this position on an on-going basis, especially if new equity accounted investments are made which are not “pass-through” entities that would result in reducing the significance of SAR.

Notes to the Consolidated Financial Statements, page F-7

General

3.	Please refer to paragraphs 125 through 133 of IAS 1 concerning disclosure of sources of estimation uncertainty and respond to the following comments:

•

Please tell us the major sources of estimation uncertainty that you identified at June 30, 2011 that had a significant risk of resulting in a material adjustment to the carrying amounts of your assets and liabilities.

The sources of estimation uncertainty that the Company identified is disclosed in Note 1(c) on pages F-7 & F-8 and include inventories, taxation, impairment of goodwill and intangibles, share-based payments and defined benefit plans.

•

For each major source of estimation uncertainty that you identified, please explain to us in reasonable detail where you made the disclosures contemplated by IAS 1. Your response should specifically address how you considered the types of disclosures contemplated by paragraph 129 of IAS 1.

The Company believes that the only major source of estimation uncertainty which could result in a material adjustment to the carrying amounts of its assets and liabilities is the potential for impairment of goodwill and intangible assets. In Note 1(c) on page F-8, the Company cross references Note 13 on page F-41, which is where the Company describes the estimations used and the sensitivities around the estimations made in determining the potential for impairment of goodwill. The Company believes these disclosures satisfy the requirements of paragraph 129 of IAS 1.

While the Company identified other sources of estimation uncertainty, the Company determined that any changes in the estimates used would not likely result in a material adjustment to the carrying amounts of its assets and liabilities. Consequently, no sensitivity analysis is provided in those instances. Please note the following with respect to these sources of estimation uncertainty which are disclosed in Note 1(c) on page F-8.

Inventories

The source of estimation uncertainty with respect to inventories relate to the determination of net realizable value. The Company discloses that net realizable value is based on current assessments of future demand and market conditions and that changing market conditions could lead to impairment losses. However, in accordance with paragraph 131 of IAS 1, the Company considers it impracticable to provide sensitivities around any potential for inventory impairments after the balance sheet date. The Company also notes that expenses relating to excess, obsolete or slow-moving inventory items have historically been immaterial. Furthermore, the Company’s net realizable value analysis factors into the assessment changes in commodity prices and demand characteristics such that the risk to the carrying amounts of inventories at the balance sheet date is low to non-existent.

Taxation

The source of estimation uncertainty with respect to taxation relates to interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. The Company provides disclosure around the impact of unrecognized tax losses and unrecognized temporary differences in Note 8(f) and 8(g) on page F-36. In future filings, the Company will provide a cross-reference to Note 8.

Share-based payments

The source of estimation uncertainty with respect to share-based payments relate to the valuation models and assumptions used in determining the fair value of share options and rights granted. The Company provides a cross reference to Note 24 on page F-54 which is where the Company discloses the valuation models and the key assumptions used in the determination of share-based payments expense. In Note 1(c), the Company also states that “changes to these assumptions may alter the resulting accounting and ultimately the amount charged to profit and loss”.

Defined benefit plans

The source of estimation uncertainty with respect to defined benefit plans relates to the actuarial assumptions used to determine defined benefit plan costs and the present value of the defined benefit plan obligation. The Company provides a cross reference to Note 18 on page F-46 which is where the Company discloses the actuarial assumptions used.

•

Based on your response to the above bullet points, please explain in reasonable detail how you determined that no additional disclosures were needed on page 32 for your Critical Accounting Policies. Please refer to Section V of our Release No. 33-8350, available at http://www.sec.gov/rules/interp/33-8350.htm, for more guidance concerning Critical Accounting Policy disclosures.

The Company determined that no additional disclosures were required on page 32 and cross referencing to Note 1 was appropriate as this would satisfy both the requirements of IAS 1 and the requirements of the Commission in Section V of Release No. 33-8350. Although the two requirements are worded differently, they are similar in content. In the Company’s view, a combined disclosure in Note 1 of its consolidated financial statements is helpful and convenient to users of the Form 20-F because information is presented in one place.

The Company recognizes that the discussion and analysis in Item 5 of the Form 20-F is intended to supplement and not duplicate the accounting policy description and quantitative information disclosures required by International Financial Reporting Standards (“IFRS”). The Company understands that in accordance with the Commission’s Release No. 33-8879, if information called for by the non-financial statement requirements of Form 20-F duplicates information that is contained in the IFRS financial statements, an issuer need not repeat such information but may cross-reference to the appropriate footnote in the audited financial statements. The Company’s understanding of the Staff’s practice is that cross referencing Item 5 of the Form 20-F to Note 1 of its consolidated financial statements fulfills its obligation under Item 5 of Form 20-F provided that the contents of Note 1 of its consolidated financial statements respond to the requirements of Section V of the Commission’s Release No. 33-8350, which the Company believes to be the case.

Note 1 – Summary of Significant Accounting Policies, page F-7

Inventories, page F-8

4.	You disclose that quantities of inventories are determined based on “various inventory systems.” Please tell us and disclose the accounting policies adopted in measuring inventories, including the cost formulas used. See paragraph 36(a) of IAS 2. Also tell us and consider disclosing the specific types of costs that you include in inventory, the extent to which you use the specific identification, FIFO, and/or weighted average cost formulas and the reasons why you apply these different methodologies.

The Company’s accounting policies with respect to measuring inventories is disclosed in Note 1(p) on page F-15. In future filings, the Company will include a cross reference to Note 1(p).

Note 13 – Goodwill, page F-41

5.	We note that you combined six CGU’s within your North America segment into one CGU, North America Metals, during fiscal 2011. We also note your disclosure that the “change was a result of the implementation of a strategy that led to the integration of management responsibility including commercial aspects of the business.” Please explain in greater detail the reasons behind this CGU combination and explain how your testing of goodwill for impairment at this higher aggregated level complies with IAS 36. In doing so, please clarify why the six former CGU’s each no longer represent the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Prior to fiscal 2011, the six CGUs operated on an independent basis with each CGU having responsibility for its own commercial decisions as well as operational matters. In fiscal 2011, a decision was made that centralized responsibility for commercial decisions in North America. As a result, six CGUs no longer had control over the sale and purchase of their products and as a result, the cash flows of these CGUs have come under common control and management of the North America Metals CGU. Consequently, the six CGUs no longer represent the smallest identifiable group of assets that generate cash inflows independently.

The Company’s testing of goodwill for impairment at the higher aggregated level (i.e. North America Metals CGU) complies with paragraph 80(a) of IAS 36 as a North America Metals CGU represents the lowest level within the Company’s North America segment at which goodwill is monitored.

Note 28 – Subsidiaries, page F-66

6.	Considering that you appear to consolidate two 90%-owned entities, please tell us why you do not present any non-controlling interests within your financial statements.

The Company does account for non-controlling interests in accordance with IAS 27. However, the Company does not present its non-controlling interests within its consolidated financial statements due to the immaterial amounts involved. Rather, the Company records the profit or loss amount related to non-controlling interests within the “other expenses” line item in its consolidated income statements and records the statement of financial position amount within “trade and other receivables”. For the benefit of the Staff, the table below reflects the amounts of the non-controlling interests for the last three fiscal years.

(in millions)	Fiscal 2009	Fiscal 2010	Fiscal 2011
Loss attributable to non-controlling interest	$(0.2)	$(0.2)	$(0.3)
Non-controlling interests (deficit)	$(0.1)	$(0.3)	$(0.6)

The Company believes the additional disclosures required with respect to non-controlling interests would not be beneficial to readers.

Note 29 – Investments in associates and jointly controlled entities, page F-71

7.	We note that you disclose your share of assets, liabilities, revenues, expenses, and profit or loss of associates and jointly controlled entities. Please tell us how this meets the requirement of paragraph 37(b) of IAS 28 to disclose summarized financial information of associates, including the aggregated amounts of assets, liabilities, revenues and profit or loss.

The Company believes that IAS 28 does not specify whether it is the total amount of the associates and jointly controlled entities aggregated amounts of assets, liabilities, revenues and profit or loss that needs to be disclosed or the investor’s share thereof. In practice, the Company has noted there are variations with regards to the approach IFRS reporters use to present this information with some issuers presenting the aggregate amounts and others reporting only their share. The Company believes it has clearly explained its approach to the disclosure in footnote 29(e) on page F-72.

While the Company believes its disclosures are appropriate, the Company notes that IFRS 12 provides further clarity on the disclosures required in this area and the Company will present information in accordance with the requirements of IFRS 12 when adopted on July 1, 2013.

8.	We note that your share of associates’ and jointly controlled entities’ profit before tax in sections (b) and (e) of this footnote do not agree to the amounts presented in section (c) and on the face of your consolidated income statements. Please tell us the reasons for these differences.

As noted by the Staff in Comment 2 above, the Company presents its share of profit in associates and jointly controlled entities on a pre-tax basis. In fiscal 2011, the Company’s pre-tax profit from investments in associates and jointly controlled entities was $29.5 million as shown in the consolidated income statement. This agrees to the amount in section (c) next to the line captioned “profit before income tax”. This amount is then reconciled to section (b) by adding the line items captioned “share of profit before tax” which is $27.1 million and “accretion of deferred gain to equity accounted profit” which is $2.4 million. The $27.1 million represents the Company’s share of profit before tax from its associates and jointly controlled entities which is reflected in section (e). The $2.4 million represents the accretion of a deferred gain arising on formation of SAR recorded through equity accounting and not a part of SAR’s results as measured on a standalone basis.

Form 6-K filed January 18, 2012

9.	We note that you acquired a 16% interest in Chiho-Tiande Group Limited (“CTG”) and, pending shareholder approval of your subscription for warrants and a convertible bond, you expect to have a fully diluted 20% shareholding in CTG. Since you indicate that you “initially” are accounting for this investment as a financial asset, please tell us how you intend to account for this investment upon issuance of the warrants and convertible bond. Please discuss why you believe your proposed treatment complies with IFRS.

The Company would like to note that subsequent to the 6-K and on March 1, 2012, the shareholders of CTG approved the subscription for the warrants and the convertible bond. The Company’s statement regarding “initially” accounting for the investment as a financial asset refers to the 16% interest in the capital stock that it acquired in CTG. The Company is currently evaluating whether the investment should be accounted for as an equity-method investment in accordance with paragraphs 6 and 7 of IAS 28 or as a financial asset. The Company expects to complete its evaluation prior to the end of this fiscal year.

In accordance with paragraph 9 of IAS 28, the Company assessed whether the potential voting rights from the exercise of the warrants or conversion of the bonds would contribute to significant influence. The warrants are not exercisable for two years after the date of issuance and the exercise price is HK$6.00 per share which is circa 40% higher than the current share price of CTG. Similarly, the bonds are not convertible for two years after the date of issuance and are convertible at HK$6.00 per share. Due to the terms of the instruments, the Company determined that influence was not achieved.

The statement that the Company “expects to have a fully diluted 20% shareholding” represents its estimate of the maximum shareholding when, and if, these instruments are exercised or converted.

Form 6-K filed February 17, 2012

Exhibit 99.1 Press Release

10.	We note that you recognized a goodwill impairment charge of $614 million during the first half of fiscal 2012. Given the material amount of goodwill remaining on your balance sheet, the lack of disclosures in your previous filings indicating that any cash generating units (“CGU’s”) were at risk of impairment, and the continued challenging economic conditions, please tell us and consider disclosing within your June 30, 2012 Form 20-F the following information. Please clearly indicate how you determine your CGU’s for goodwill impairment testing purposes and your methodology for determining the recoverable amount of each CGU. Additionally, please disclose whether any of your CGU’s is at risk of goodwill impairment. Please note that a CGU is at risk of impairment if it has a recoverable amount that is not substantially in excess of the carrying amount. If no CGU’s are at risk based on your most recent impairment test, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a CGU is at risk of failing the impairment test and a material impairment charge could occur, please disclose the following:

•	The percentage by which the recoverable amount exceeded the carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the CGU;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•

A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

The Company believes that the disclosure in Note 13 on page F-41 addresses many of the Staff’s comments. The Company also points out that the risk for impairment and its potential to be significant is disclosed on page 14 in the Risk Factor titled, “Changes in assumptions underlying the carrying value of goodwill or other identifiable intangible assets, as a result of adverse market conditions, could result in an impairment of such assets and adversely affect our results of operations, the price of our securities and our ability to pay dividends”. The Company’s “Risk Factors” beginning on page 4 identifies risks related to the global economy and its potential impact on the Company and its industry.

In addition, the Company’s disclosure in Note 13(b) on page F-42 provides the information relating to how the Company determines its’ CGUs for impairment testing purposes. Note 13(c) on page F-42 provides the information relating to how the Company determined the recoverable amount of each CGU. Note 13(e) on page F-43 provides the impact of the changes in assumptions that could lead to impairment.

The Company has considered the Staff’s comment and the points raised relating to this disclosure carefully and will address, if appropriate in the circumstances, in the context of its 20-F for June 30, 2012.

11.	We note your disclosures on pages 2 and 3 of this press release regarding “atypical items,” including goodwill and inventory impairments, which impacted your EBIT for the first half of fiscal 2012. Please note that it generally is not appropriate to describe an item as atypical, non-recurring, infrequent, and/or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. We note, for example, that inventory and goodwill impairments were recorded during the three years reflected in your fiscal 2011 Form 20-F. Please consider alternative ways to discuss the impact of such items on your results without describing them as “atypical.” If you still believe it is appropriate to quantify “atypical” items, please ensure that you describe the nature of all items being included in that amount.

The Company notes the Staff’s comment and will consider alternative ways to present the impact of these items in future press releases.

******

In connection with the Company’s responses to your comments on its filings, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (312) 644-8205 if you have any questions or require additional information regarding the Company’s responses to the Staff’s comments set forth above.

Sincerely,

/s/ Robert C. Larry

Robert C. Larry
Group Chief Financial Officer

cc:	Frank Moratti (Company Secretary and General Counsel—Sims Metal Management Limited)

Amit Patel (Group Senior V.P. and Chief Accounting Officer – Sims Metal Management Limited)

Andrew Blume (Staff Accountant – Securities Exchange Commission)

Andrew Parker (PricewaterhouseCoopers)

Craig Roeder (Baker & McKenzie LLP)